Quality Industrial Corp.

315 Montgomery Street

San Francisco, CA 94104

April 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quality Industrial Corp.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-274589

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Quality Industrial Corp., a Nevada corporation (the “Company”), hereby requests the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form S-1 (File No. 333-274589, as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 19, 2023 (the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order consenting to the withdrawal to Scott E. Linsky, Esq. of Lucosky Brookman LLP by email to slinsky@lucbro.com. If you have any questions regarding this request, please contact Scott E. Linsky, Esq., by telephone at (732) 395-4408 or by e-mail at the address provided above.

Very truly yours,

QUALITY INDUSTRIAL CORP.

By:	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

c:	Scott E. Linsky, Esq., Lucosky Brookman LLP